July 16, 2007
Ms. April Sifford
Branch Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	SEC Comment Letter dated June 29, 2007 Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 1-32225
Dear Ms. Sifford,
Regarding your comments arising from your review of the Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2006, please see our responses to the inquiries raised in your letter dated June 29, 2007. For ease of reference, we have included the staff comments, followed by our response, in same order as listed in the comment letter.
Comment 1. Critical Accounting Policies — Revenue Recognition, page 48
SEC Comment:
We note your three criteria for recognizing deferred revenue. Please tell us and disclose specifically how you determine with a high likelihood that you will not be required to provide services within the allowed period, and how this methodology complies with the revenue recognition guidance under SAB No. 104.
Holly Energy Partners Response:
Under certain transportation agreements, customers subject to minimum volume commitments that fail to ship a specified level of products during a quarter must pay us in cash an amount equal to our revenue shortfall resulting from a customer’s failure to ship specified levels of product. Furthermore, certain agreements allow such shortfall payments to be applied as credits towards future billings on shipments in excess of a customer’s minimum volume commitment for a specific period of time following the occurrence of the shortfall. Accordingly, these shortfall payments are initially recorded as deferred revenue.
In applying the revenue recognition criteria provided under Paragraph 1, Section A, of SAB No.104, we analogized the following criterion “revenue should not be recognized until it is realized or realizable and earned” to the revenue recognition criteria provided under Statement of Financial Accounting Concepts No. 5, paragraph 83(b), which states that “an entity’s revenue earning activities involve delivering or producing goods, rendering services or other activities that constitute its ongoing major or central operations and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”.
To date, we have not recognized any shortfall payments as revenue prior to the expiration of the contractual terms period (period in which a customer is allowed to receive services). However, a shortfall payment would be recognized as revenue prior to the expiration of a contractual term period only when we determine with a high likelihood that we will not be required to provide services within the allowed period. We determine this when:
•	management concludes, based on current and projected shipping levels, that our pipeline systems will not have the necessary capacity to enable a customer to exceed its minimum volume levels to such a degree to utilize the shortfall credit within its respective contractual shortfall make up period; and

•	the customer acknowledges that its anticipated shipment levels will not permit it to utilize a shortfall credit within the respective shortfall make up period.
Comment 2. Note 3. Acquisitions — Alon Transaction, page 65
SEC Comment:
We note the allocation of the consideration for the Alon acquisition was based on an independent appraisal. While you are not required to make reference to this independent appraisal, when you do, you should also disclose the name of the expert and include the consent of the expert as required by Item 601(a)(23) of Regulation S-K. If you decide to delete your reference to the independent appraisal, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

Holly Energy Partners Response:
We shall delete reference to the independent appraisal on all future filings. Our disclosure shall be revised to state the following:
The consideration for the Alon pipeline and terminal assets was allocated to the individual assets acquired based on their estimated fair values. Fair values of the assets acquired were estimated using the cost, market and income approach methodologies. Under the cost approach, management determined the fair value of acquired tangible pipeline and terminal assets based on the estimated replacement cost of assets using current costs, adjusted for the effects of physical depreciation and physical deterioration. The fair value of acquired rights of way was determined using the market approach based on publicly available market data. The value of the transportation agreement was determined using the income approach, under which management estimated the net present value of the after-tax earnings attributable to the Alon PTA over a 30-year life (the 15-year initial term plus the expected 15 years of extension periods), plus the value of the tax benefit of amortization.
The aggregate consideration amounted to $146.7 million, which consisted of $24.7 million fair value of our Class B subordinated units, $120.0 million in cash and $2.0 million of transaction costs. In accounting for this acquisition, we recorded pipeline and terminal assets of $86.7 million and an intangible asset of $60.0 million, representing the allocated value of the 15-year Alon PTA. This intangible asset is included in “Transportation agreements, net” in our consolidated balance sheets.
Comment 3. Certification — Exhibits 31.1 and 31.2
SEC Comment:
In future filings, please remove the person’s title in the first sentence of the certification to comply with Item 601(a)(31) of Regulation S-K.
Holly Energy Partners Response:
We have reviewed the prescribed certification as set forth under Item 601(a)(31) of Regulation S-K. We will revise our certifications so that Exhibits 31.1 and 31.2 comply with Item 601(a)(31) of Regulation S-K in our future filings.

In connection with our response to your comments, we acknowledge that:
•	Holly Energy Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in its filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Holly Energy Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Stephen J. McDonnell
Stephen J. McDonnell
Vice President and Chief Financial Officer